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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051926

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC RECEIVED PROCESSING
SEP 05 2003
WASH. D.C.

SEC FILE NUMBER
8- 47985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. Hadley Seurities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 335
(No. and Street)



San Francisco (City) CA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcom H. Gissen (415) 397-5252
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm H. Gissen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Hadley Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn (or affirmed) to before me this 29 day of August 2003

Notary Public

Signature

Pres
Title



MICHAEL K. CARNEY
Commission # 1345554
Notary Public - California
Ventura County
My Comm. Expires Mar 7, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



M. Hadley Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
M. Hadley Securities, Inc.

I have audited the accompanying statement of financial condition of M. Hadley Securities, Inc. as of June 30, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 29, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

M. Hadley Securities, Inc.
Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$	39,461
Prepaid taxes		2,096
Deferred tax assets		2,569
Organization costs, net of accumulated amortization of $3,000		–
Total assets	$	44,126

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$	1,000
Commissions payable		308
Income taxes payable		568
Payable to related party		12,000
Total liabilities		13,876
Stockholder's equity		
Common stock, $1 par value; 1,000,000 shares authorized; 2,000 issued and outstanding		2,000
Retained earnings		28,250
Total stockholder's equity		30,250
Total liabilities & stockholder's equity	$	44,126

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Commission income	$ 23,830
Interest income	91
Total revenue	23,921
Expenses	
Commission expense	14,824
Taxes, licenses, fees other than income taxes	1,417
Other operating expenses	2,979
Total expenses	19,220
Income (loss) before income tax provision	4,701
Income tax provision	
Income tax provision, including income tax benefits of $2,122	1,490
Total income tax provision (benefit)	1,490
Net income (loss)	$ 3,211

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2003

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2002	$ 2,000	$ 25,039	$ 27,039
Net income (loss)	-	3,211	3,211
Balance, at June 30, 2003	$ 2,000	$ 28,250	$ 30,250

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2003

Cash flow from operating activities		
Net income (loss)		$ 3,211
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease in:		
Accounts receivable	$ 1,491	
Prepaid taxes	3,445	
Deferred income taxes	(1,851)	
(Decrease) increase in:		
Commissions payable	12,000	
Accounts payable	(2,692)	
Income taxes payable	546	
Total adjustments		12,939
Net cash and cash equivalents provided by operating activities		16,150
Cash flows from investing activities		–
Cash flows from financing activities		–
Net increase (decrease) in cash and cash equivalents		16,150
Cash and cash equivalents at the beginning of the year		23,311
Cash and cash equivalents at the end of the year		$ 39,461

Supplemental disclosure of cash flow information

Cash and cash equivalents paid during the period ended June 30, 2003	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Notes to Financial Statements
For the Year Ended June 30, 2003

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M. Hadley Securities, Inc. (the "Company") was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC).

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Accounts receivables are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Organization costs are being amortized on a straight-line basis over 60 months.

Note 2: ORGANIZATION COST, NET

Organization costs are recorded at cost.

		Useful life
Organization costs	$ 3,000	60 months
Less: accumulated amortization	(3,000)	
Net	$ –	

Amortization expense for the year ended June 30, 2003 was $ –0–

Note 3: RELATED PARTY TRANSACTIONS

For the year ended June 30, 2002, the Company had the following transaction with its stockholder, Malcolm H. Gissen. The transaction included commissions paid to the above-mentioned party.

Commission expense	$ 12,000

Note 4: INCOME TAXES

For the year ended June 30, 2003, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ 2,244	$ 1,368	$ 3,612
Deferred tax expense (benefit)	(1,169)	(953)	(2,122)
	$ 1,075	$ 415	$ 1,490

Based on management's assessment of future earnings, the total tax benefits from deferred tax assets will be realized in the future years. Accordingly, no additional valuation allowance was provided.

Note 5: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2003, the Company had net capital of $25,380 which was $20,380 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($13,876) to net capital was .55 to 1, which is less than the 15 to 1 maximum ratio allowed.

M. Hadley Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
For the Year Ended June 30, 2003

Computation of net capital

Stockholder's equity		
Common stock	$ 2,000	
Retained earnings	28,250	
Total stockholder's equity		$ 30,250
Less: Non allowable assets:		
Prepaid income taxes	(2,096)	
Deferred income taxes	(2,569)	
Net adjustments to capital		(4,665)
Net Capital before haircuts		25,585
Less: Adjustment to net capital		
Haircuts on money market fund	(205)	
Total adjustment to net capital		(205)
Net Capital		25,380
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 926	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 20,380
Percentage of aggregate indebtedness to net capital	0.55:1	

There was no material difference in net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2003.

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
For the year ended June 30, 2003

A computation of reserve requirement is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
For the year ended June 30, 2003

Information relating to possession or control requirements is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
M. Hadley Securities, Inc.

In planning and performing my audit of the financial statements of M. Hadley Securities, Inc. for the year ended June 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by M. Hadley Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 29, 2003